Annual General Meeting 15 May 2026, 14:00 CEST Exhibit 99.2

Operations Development 2025 & Q1 2026 and Outlook 2026 Prof. Dr. Uğur Şahin, Co-Founder & Chief Executive Officer Financial Development 2025 & Q1 2026 and Financial Outlook 2026 Ramón Zapata, Chief Financial Officer 1 2 2 Management Report

Operations Development 2025 & Q1 2026 and Outlook 2026 Prof. Dr. Uğur Şahin, Co-Founder & Chief Executive Officer 1 3

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; BioNTech’s expectations regarding the impact of changes to its manufacturing operations; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with BMS; BioNTech's expectations with respect to developments in law, public policy, and international trade; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; BioNTech's expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit/(loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward- looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this presentation, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. 4 An abbreviation directory of defined terms can be found at the end of the presentation. To be updated by Legal This Slide Presentation Includes Forward-Looking Statements

Continuing to Execute on BioNTech's Strategy

COVID-19 Vaccine Global Impact

5 Billion vaccine doses distributed[1]

Pfizer

Addressing Oncology Unmet Medical Need

>25 Ongoing Phase 2 & Phase 3 trials[2]

17 Clinical programs[3]

Bristol Myers Squibb

Genentech
A Member of the Roche Group

Genmab

OncoC4

MediLink Therapeutics

DualityBio

Focused Infectious Disease Innovation

7 High unmet need clinical programs[4]

Gates Foundation

CEPI

In-House GMP Manufacturing Platforms

Capabilities and facilities for key platforms: mRNA therapeutics, including individualized mRNA and bispecific antibodies

Fully Integrated AI-Driven Innovation

Tech-bio company with AI-infused target and drug discovery and development capabilities

InstaDeep™
a BioNTech Company

1. Includes globally distributed doses from 2020 to-date; 2. Includes Phase 2 or 3 trials for BNT113, autogene cevumeran, gotistobart, trastuzumab pamirtecan and pumitamig; 3. Includes BNT113, BNT116, autogene cevumeran, BNT211, BNT314/GEN1059, gotistobart, BNT317, trastuzumab pamirtecan, BNT324/DB-1311, BNT325/DB-1305, BNT326/YL202, pumitamig, BNT329, BNT3212, BNT3213; BNT3214; 4. Includes BNT162, BNT161, BNT163, BNT164. BNT165, BNT166, BNT351; Numbers on the slide are as of 5 May 2026.

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2025 Achievements: Strong Performance and Pipeline Momentum 6 1. Over 50%, including Italy, Spain, France, Germany, USA, Japan, Australia. COVID-19 Market Leadership1 Advanced Key Oncology Programs Executed Key Strategic Deals Strengthened Financial Position

Strategic Oncology Multi-Modal Immunotherapy Approach

- **Focus on the critical IO pathways**
- **Targeting different complementary pathways** in cancer immunity cycle may promote a durable anti-tumor effect



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
mRNA cancer immunotherapies
Synergy[1]

- **Precise and potent** modalities for fast onset tumor reduction
- **ADC as potential "augmenters"** of immunomodulators and mRNA cancer immunotherapies
- **HER2, TROP2, B7H3, HER3, and EGFR/HER3** ADCs as combination partners

- **Eliminate polyclonal residual disease** with multi-antigen and individualized approaches
- **Polyspecific activity** by targeting multiple antigens at once
- **Establish long-lasting immunological memory** to prevent relapses

1. Synergistic potential

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Innovative BMS Partnership Structured to Accelerate and Maximize Pumitamig’s Potential 8 Maximizing potential of next-generation PD-L1xVEGF-A bispecific antibody, pumitamig, with global co-development and co-commercialization BMS partnership Seven global registrational trials for pumitamig ongoing 50/50 partnership and cost sharing structure de-risks R&D activities $3.5 billion up-front and non-contingent payments + $7.6 billion in milestone payments1 Anti-PD-L1 Anti-VEGF-A More information can be found in BioNTech’s Annual Report on Form 20-F for the year ended December 31, 2025, filed on March 10, 2026, as amended, which is available at www.sec.gov.

BioNTech Key Tumor Focus Areas to Address Significant Unmet Medical Needs 9 1. Partnered with Bristol Myers Squibb Leveraging novel combinations to maximize pipeline potential and elevate solid tumor treatment outcomes Lung Breast Genitourinary Gastrointestinal Gynecologic Additional Tumors Pumitamig1 ADC IO mRNA

Building a Multi-Product Company by 2030

Targeting 17+ Late-Stage/Pivotal Trial Readouts Through 2030+ Informing Multiple Launch Opportunities

Tumor Type	Indication	Assets	Expected Data Readouts[1] (2026 / 2027 / 2028 / 2029 / 2030+)
Lung	1L NSCLC	Pumitamig[2]	2029
	Stage III unresectable NSCLC	Pumitamig[2]	2030+
	1L NSCLC – PD-L1 ≥ 50%	Pumitamig[2]	2030+
	2L+ sqNSCLC[1]	Gotistobart[3]	2026
	1L ES-SCLC	Pumitamig[2]	2028
Breast	1L TNBC – all comers	Pumitamig[2]	2026
	1L TNBC – CPS < 10	Pumitamig[2]	2029
	2L+ HR+ BC[1] – HER2-low	Trastuzumab pamirtecan[4]	2026
Genitourinary	1L RCC	Pumitamig[2,6]	2030+
	1L CRPC	BNT324/DB-1311[4]	2029
Gastrointestinal	1L MSS-CRC	Pumitamig[2]	2030+
	1L Gastric – HER2-neg, PD-L1+	Pumitamig[2]	2030+
	1L HCC	Pumitamig[2,6]	2030+
	Adj. CRC - ctDNA+	Autogene cevumeran[5]	2027
	Adj. PDAC	Autogene cevumeran[5]	2029
Gynecologic	2L+ Endometrial[1] – HER2-expressing	Trastuzumab pamirtecan[4]	2026
		Trastuzumab pamirtecan[4]	2028
Additional Tumors	1L HNSCC – PD-L1 CPS ≥ 1, HPV16+	BNT113	2026

1. Expected data readouts may be from interim or final analyses and are event-driven, and in some cases may not translate into commercial launches; Partnered with 2. Bristol Myers Squibb; 3. OncoC4; 4. DualityBio; 5. Genentech, a member of the Roche group; 6. These are Phase 1/2 trials. The anticipated pivotal trials evaluating pumitamig in these tumor types are expected to readout after 2030.

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Our Mission We are committed to improving the health of people worldwide with our fundamental research and work in the development of immunotherapies. Our Vision We aspire to harness the power of the immune system to develop novel therapies against cancer, infectious diseases and other severe diseases. We believe in scientific rigor, innovation and passion as driving forces.Our vision and mission have not changed since the founding of BioNTech. 11

Financial Development 2025 & Q1 2026 and Financial Outlook 2026 Ramón Zapata, Chief Financial Officer 2 12

Full Year 2025 Financial Results Compared to Guidance 13 1. All numbers have been rounded. More information can be found in BioNTech’s Report on Form 20-F for the year ended December 31, 2025, filed on March 10, 2026, as amended, which is available at www.sec.gov. In € millions FY 2025 IFRS Results1 FY 2025 IFRS Guidance Total Revenues 2,870 2,600 – 2,800 R&D Expenses 2,105 2,000 – 2,200 SG&A Expenses 624 550 – 650 Capital Expenditures for Operating Activities 198 200 – 250

First Quarter 2026 Unaudited Financial Results Highlights1 14 1. All numbers have been rounded. 2. In addition to BioNTech’s results determined in accordance with International Financial Reporting Standards (“IFRS”), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix “Adjusted” or, as a whole, “Adjusted Results”). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech’s measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, filed on May 5, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech’s non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Cash and cash equivalents plus security investments as of March 31, 2026, reached €16,763.3 million, comprising €9,939.4 million in cash and cash equivalents, €4,696.9 million in current security investments disclosed as financial assets and €2,127.0 million in non-current security investments disclosed as financial assets. 118 M€ Revenues Adjusted Research & Development Expenses2 (IFRS: 557 M€) 527 M€ Sales, Marketing, General & Administrative Expenses 151 M€ Cash and Cash Equivalents plus Security Investments3 16.8 B€

Reaffirming Full Year 2026 Financial Guidance1 15 1. Excludes risks that are not yet known and/or quantifiable and related activities. Includes effects identified from licensing arrangements, collaborations and Merger & Acquisitions (“M&A”) transactions to the extent disclosed. The guidance is based on non-IFRS measures and excludes certain effects compared to measures based on IFRS Accounting Standards. More information can be found in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, filed on May 5, 2026, which is available at www.sec.gov. In € millions FY 2026 non-IFRS Guidance Total Revenues 2,000 – 2,300 Adjusted R&D Expenses 2,200 – 2,500 Adjusted SG&A Expenses 700 – 800 Revenue Guidance Considerations • Competitive market dynamics in the United States • Begin managing transition away from multi-year contracts in Europe, and specifically in Germany where BioNTech recognizes direct sales for its COVID-19 vaccine • Stable revenues from the collaboration with BMS, from a pandemic preparedness contract with the German government, and from the BioNTech Group service businesses • No operationally-driven one-time revenue effect, such as from Pfizer opt-out from further development of shingles program

Capital Transactions During Full Year 2025 and First Quarter 2026

Acquisition of CureVac **Issuance of new ADSs or use of ADSs[1] held in treasury**	**Period**	**Number of issued ADSs**	**Percentage of share capital[2]**	**Issue price or fair value**	**Volume[3]**
First and Second Offer Period (issuance)	December 2025	10,475,287	4.04%	€82.90[5]	€868.4 million
Post-Offer Reorganization (held in treasury)	January 2026	1,552,300	0.60%	€82.90	€128.7 million[4]
Total number of ADSs		**12,027,587**	**4.64%**	**Ø €82.90**	**€997.1 million**

Use of ADSs[1] held in treasury	**Period**	**Number of issued ADSs**	**Percentage of share capital[2]**	**Issue price**	**Volume[3]**
CureVac Transaction Award	December 2025	57,211	0.02%	€78.75	€4.5 million
Total number of used ADSs previously held in treasury		**57,211**	**0.02%**	**€78.75**	**€4.5 million**

Employee Participation Programs **Use of ADSs[1] held in treasury**	**Period**	**Number of issued ADSs**	**Percentage of share capital[2]**	**Issue price**	**Volume[3]**
Biotheus Founder SBP Program	January 2025	421,818	0.16%	€116.58	€49.2 million
ESOP 2018 Settlement	March to December 2025	24,147	0.01%	€91.68	€2.2 million
LTI 2020 Settlement	April to June 2025	636	< 0.01%	€112.10	€0.1 million
InstaDeep Tranche 2 Settlement	July 2025	49,143	0.02%	€93.92	€4.6 million
LTI 2024 Tranche 1 Settlement	December 2025	229,870	0.09%	€81.90	€18.8 million
LTI 2021 Settlement	December 2025	96,424	0.04%	€81.10	€7.8 million
Total number of used ADSs previously held in treasury		**822,038**	**0.32%**	**Ø €100.63**	**€82.7 million**

1. American Depositary Share (ADS), each representing one ordinary share. 2. The "percentage of share capital" ratio is calculated based on the shares issued as of December 31, 2025 and as of March 31, 2026 (both 259,027,487), respectively. 3. Numbers have been rounded. 4. Disclosed as an obligation to issue share capital in BioNTech's Annual Report on Form 20-F as of and for the year ended December 31, 2025. Post-offer reorganization took place in Q1 2026. Withholding tax of €4.0 million was paid during the post-offer reorganization in Q1 2026 in cash ("withhold to cover" for approx. 48,000 ADSs). 5. Fair value of $96.73 per ADS, calculated using the exchange rate of 0.86.

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Capital Transactions During Full Year 2025 and First Quarter 2026 17 1. American Depositary Share (ADS), each representing one ordinary share. 2. The "percentage of share capital" ratio is calculated based on the shares issued as of March 31, 2026 (259,027,487). 3. Numbers have been rounded. Use of ADSs1 held in treasury Period Number of issued ADSs Percentage of share capital2 Issue price Volume3 LTI 2021 Settlement February 2026 169 < 0.01% €81.10 €0.01 million ESOP 2018 Settlement March 2026 6,452 < 0.01% €78.07 €0.5 million Total number of used ADSs previously held in treasury 6,621 < 0.01% Ø €78.15 €0.51 million Employee Participation Programs

Focused Capital Allocation Strategy for Sustainable Value Creation 18 1. Expected savings relative to BioNTech's 2025 cost base and CureVac's 2026 budget; do not reflect partially offsetting costs for CDMO use or transfer to other sites; and exclude exit costs, which will be recorded as incurred. Focusing R&D Investments Concentrate investments on advancing BioNTech’s growing oncology pipeline toward commercialization, including pumitamig and ADC candidates Announced Share Repurchase Program Initiating share repurchase program of up to $1.0 billion over the next twelve months Manufacturing Footprint Consolidation Enhance operational efficiency with expected cost savings to ramp up over time, reaching approximately €500 million in recurring annual savings upon full implementation of the measures in 20291

19 Advanced Strategy, Matured Pipeline and De-risked Development Drive Oncology Execution at Scale and Speed Diversified Multi- Product Company Progress key programs into pivotal stage, leverage partnership with BMS, fortified balance sheet to fund our pipeline Advance combination therapy studies, accelerate pivotal trial execution, build indication-specific oncology portfolios and execute oncology launches Build a diversified, multi-product global immunotherapy powerhouse addressing high unmet medical need of cancer patients worldwide Today 2026-2029 2030 BioNTech Oncology Vision: Translating Science into Survival

Thank you

Reconciliation of IFRS to Adjusted Results – Q1 2026 & 2025 Financial Results

In € millions except per share data[1]	Q1 2026 (unaudited)			Q1 2025 (unaudited)		
	IFRS Results	**Non-IFRS Adjustments**	**Adjusted Results[2]**	**IFRS Results**	**Non-IFRS Adjustments**	**Adjusted Results[2]**
Revenues	118	-	118	183	-	183
Cost of sales	(71)	-	(71)	(84)	-	(84)
Research and development expenses	(557)	30	(527)	(526)	-	(526)
Sales, marketing, general and administrative expenses	(151)	-	(151)	(121)	-	(121)
Other operating result	(16)	7	(9)	13	(15)	(2)
Operating loss	**(677)**	**37**	**(640)**	**(534)**	**(15)**	**(549)**
Net loss[3]	**(532)**	**37**	**(495)**	**(416)**	**(15)**	**(431)**
Basic and diluted loss per share	(2.10)		(1.95)	(1.73)		(1.79)

1. All Numbers have been rounded and may not add up to the totals. Presentation of the consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in BioNTech's Report on Form 6-K for the period ended March 31, 2026, filed on May 5, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

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Abbreviation Directory

n L	*nth* line	DNA	Desoxyribonucleic acid	(sq) NSCLC	(squamous) Non-small cell lung cancer
ADC	Antibody-drug conjugate	EGFR	Epidermal growth factor receptor	P&L	Profit and loss statement
adj.	Adjuvant	ESOP	Employee stock ownership plan	PD-L1	Programmed cell death protein ligand 1
ADS	American Depositary Shares	FY	Fiscal year	PDAC	Pancreatic ductal adenocarcinoma
AI	Artificial intelligence	GMP	Good Manufacturing Practice	Q1	First quarter
B7H3	B7 Homolog 3	HCC	Hepatocellular carcinoma	R&D	Research and development
BC	Breast cancer	HER2 (3)	Human epidermal growth factor receptor 2 (3)	RCC	Renal cell carcinoma
BMS	Bristol Myers Squibb			SBP	Share-based payment
CDMO	Contract Development and Manufacturing Organization	HNSCC	Head and neck squamous cell carcinoma	(ES)SCLC	(Extensive stage) small cell lung cancer
		HPV 16	Human papilloma virus 16	SEC	Securities and Exchange Commission
CEPI	Coalition for Epidemic Preparedness Innovations	HR	Hormone receptor	SG&A	Selling, general and administrative expenses
		IFRS	International financial reporting standards		
CPS	Combined positive score	IO	Immuno-oncology	TNBC	Triple-negative breast cancer
CRC	Colorectal cancer	LTI	Long-term incentive	TROP2	Trophoblast cell-surface antigen 2
CRPC	Castration resistant prostate cancer	mRNA	Messenger ribonucleic acid	VEGF-A	Vascular endothelial growth factor A
ctDNA	Circulating tumor DNA	MSS	Microsatellite stability		

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